CHAPMAN AND CUTLER LLP                                 111 WEST MONROE STREET
                                                      CHICAGO, ILLINOIS 60603


                                 July 20, 2011


Houghton R. Hallock Jr., Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re:   First Trust Energy Infrastructure Fund (the "Fund")
                        (File Nos. 333-172439; 811-22528)


Dear Mr. Hallock:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of April 1, 2011. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

1. COVER PAGE

      (A) WHILE THE FIRST SENTENCE OF THE INVESTMENT OBJECTIVE PARAGRAPH SUMMARIZES THE FUND'S INVESTMENT OBJECTIVE, THE SECOND SENTENCE CONCERNS THE FUND'S INVESTMENT STRATEGY. ACCORDINGLY, PLEASE END THE INVESTMENT OBJECTIVE SECTION AFTER THE FIRST SENTENCE AND MOVE THE SECOND AND FINAL SENTENCE TO BEGIN A NEW INVESTMENT STRATEGY PARAGRAPH OR SECTION IMMEDIATELY THEREAFTER.

      Response: We have modified the Investment Objective section of the prospectus as follows:

          "The Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to shareholders. There can be no assurance that the Fund will achieve its investment objective."


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      (B) PLEASE REVISE THE CURRENT INVESTMENT STRATEGY PARAGRAPH, AS
APPROPRIATE, TO INTEGRATE THE SECOND SENTENCE OF THE INVESTMENT OBJECTIVE PARAGRAPH WITH INTO THE NEW INVESTMENT STRATEGY PARAGRAPH OR SECTION. IN SO DOING, PLEASE SHORTEN AND SIMPLIFY THE CURRENT DISCLOSURE OF THIS INFORMATION.

      Response: We have modified the Investment Strategy paragraph so as to integrate the second sentence of the previous Investment Objective sentence. The new Investment Strategy paragraph has been shortened by omitting the language that references each of the applicable investment percentage limitations of the Fund's investment strategy, which is later detailed in the "Prospectus Summary - Investments, Objectives and Policy" and "The Fund's Investments" sections of the prospectus and the Statement of Additional Information (the "SAI"). As a result of the modifications to cover page pursuant to comments 1(a) and 1(b), the Investment Strategy paragraph will read as follows:

          "The Fund will seek to achieve this objective by investing primarily in securities of companies engaged in the energy infrastructure sector, principally including publicly-traded master limited partnerships and limited liability companies taxed as partnerships ("MLPs"), MLP affiliates, Canadian income trusts and their successor companies (collectively, "Canadian Income Equities"), pipeline companies, utilities and other companies that derive at least 50% of their revenues from operating infrastructure assets such as pipelines, power transmission and petroleum and natural gas storage that generate fee-for-service revenues in support of the petroleum, natural gas and power generation industries (collectively, "Energy Infrastructure Companies"). Under normal market conditions, the Fund will invest at least 80% of its Managed Assets (as defined below) (including assets obtained through leverage) in securities of Energy Infrastructure Companies."

      (C) PLEASE EXPLAIN TO US SEPARATELY HOW THE STATEMENT REGARDING THE FUND'S INVESTMENT OF "AT LEAST 80% OF ITS MANAGED ASSETS" IN ENERGY INFRASTRUCTURE COMPANIES IS CONSISTENT WITH THE 80% INVESTMENT REQUIREMENT OF RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.

      Response: Pursuant to Rule 35d-1(a)(2) of the Investment Company Act of 1940 and as set forth in the "Prospectus Summary" section of the prospectus, the Fund has established an investment strategy (as revised pursuant to comment 1(b)) of investing at least 80% of its "Managed Assets" in Energy Infrastructure Companies. Changes to such investment strategy will be considered to be non-fundamental and will require at least 60 days prior notification to Fund shareholders. We believe that the Fund's use of "Managed Assets," as defined in this section of the prospectus and as it relates to the Fund's investment of at least 80% in securities of Energy Infrastructure Companies, meets the requirements of Rule 35d-1(a)(2). For clarification purposes, we have inserted the words "including assets obtained through leverage" as a parenthetical after the word "Managed Assets" in the above-quoted statement.

      (D) PLEASE STATE THE NAME OF THE EXCHANGE LISTING THE FUND'S SHARES.

      Response: The Fund intends to list the Common Shares on the New York Stock Exchange. A statement to that effect has been added to the cover page of the prospectus.

2. PRICE TABLE

      (A) FOOTNOTE 2 REFERS TO A "STRUCTURING FEE, SALES INCENTIVE FEE, OR ADDITIONAL COMPENSATION" THE ADVISOR MAY PAY CERTAIN UNDERWRITERS. PLEASE BRIEFLY DESCRIBE EACH OF THESE DIFFERENT KINDS OF PAYMENTS TO UNDERWRITERS IN FOOTNOTE 2. SEE INSTR. 2, ITEM 1.1.G. OF FORM N-2. SEE ALSO COMMENT 9(B), BELOW.

      Response: We have revised footnote 2 to describe each of the different types of payments to be made to underwriters pursuant to Instruction 2, Item 1.1(g) of Form N-2, as follows:

          "The Advisor and Sub-Advisor (and not the Fund) have agreed to pay, from their own assets, structuring and syndication fees
          to            and           . These fees are not reflected under sales
          load in the table above. See "Underwriters--Other Relationships."

      (B) FOOTNOTE 3 INCLUDES TWO PARENTHETICAL REFERENCES TO UNDERWRITER EXPENSES THAT WILL BE PARTLY REIMBURSED. PLEASE EITHER BRIEFLY DESCRIBE THOSE EXPENSES IN FOOTNOTE 3 OR REPLACE THE WORD "DESCRIBED" IN THE SECOND PARENTHETICAL WITH AN APPROPRIATE REFERENT.

      Response: We have deleted the language "but including the partial reimbursement of certain underwriting expenses" and "but including the partial reimbursement of underwriting expenses described above" in each of the parenthetical references of Footnote 3, as each of these expenses are paid by the Advisor (and not the Fund) and are separately explained in Footnote 2.

3. INVESTMENT PHILOSOPHY AND PROCESS

      (A) IN THE FIRST SENTENCE OF THIS SECTION, AT PAGE 1, THE PROSPECTUS REFERS TO "NON-CYCLICAL SEGMENTS" OF "HIGH DIVIDEND PAYING MLPS, CANADIAN INCOME EQUITIES, PIPELINE AND POWER UTILITIES AND OTHER ENERGY INFRASTRUCTURE COMPANIES" IN WHICH THE FUND EXPECTS TO INVEST.

              (I) PLEASE ADD A BRIEF DESCRIPTION OF THE "NON-CYCLICAL SEGMENTS" OF THESE INVESTMENTS BASED ON THE MORE DETAILED DESCRIPTION LATER IN THE PROSPECTUS, AT PAGES 22-23, UNDER THE HEADING "INVESTMENT PHILOSOPHY AND PROCESS."

      Response: We have added a brief description of the "non-cyclical segments" of the Fund's investments in the "Investment Philosophy and Process" section of the "Prospectus Summary", which reads as follows:

          "The Sub-Advisor believes that a professionally managed portfolio of consistent dividend paying MLPs, Canadian Income Equities, pipeline and power utilities and other Energy Infrastructure Companies in non-cyclical segments offer an attractive balance of income and growth. The Sub-Advisor believes that the non-cyclical assets that best support a high payout ratio are those with steady, fee-for-service businesses with relatively low sustaining capital obligations. In the energy infrastructure industry, such fee-for-service assets are comprised of interstate pipelines, intrastate pipelines with long term contracts and storage and terminal facilities with long term contracts. By contrast, the Sub-Advisor will seek to limit the cyclical energy exposure of the portfolio. The Sub-Advisor believes that portfolio investments in oil and gas exploration, development and production are less well suited for the Fund because the cash flows from these investments are cyclical in nature, being driven by commodity prices, and because oil and gas assets are wasting assets, while the dividend obligation is perpetual. The Sub-Advisor believes the use of rigorous investment research and analytical tools, along with conservative portfolio construction used to identify appropriate non-cyclical Energy Infrastructure Company investments, provides a value added service to the individual investor making an investment in this asset class. See "The Fund's Investments
          - Investment Philosophy and Process" below."

             (II) WE UNDERSTAND THAT MANY MLPS HAVE STARTED OUT BY DISTRIBUTING FUNDS IN EXCESS OF EARNINGS AND PROFITS THAT WERE RETURNS OF CAPITAL, NOT DIVIDEND DISTRIBUTIONS. ACCORDINGLY, PLEASE REVISE THIS SECTION, AND, AS APPROPRIATE, THE SUBSEQUENT SECTION AT PAGES 22-23 DISCUSSING THE FUND'S INVESTMENT PHILOSOPHY AND PROCESS, TO MAKE EXPRESSLY CLEAR THAT THE FUND INTENDS TO INVEST IN MLPS AND OTHER ENERGY INFRASTRUCTURE COMPANIES WITH A CONSISTENTLY HIGH LEVEL OF DIVIDEND DISTRIBUTIONS.

      Response: We have modified the "Investment Philosophy and Process" section of the "Prospectus Summary" and prospectus to clarify that the Fund intends to invest in MLPs and other Energy Infrastructure Companies that pay out a large portion of their available free cash-flows in the form of monthly or quarterly distributions or dividends. We have provided a cross reference in this "Prospectus Summary" section to the "Investment Philosophy and Process - Capital Discipline" section of the prospectus, which makes clear that the Fund intends to invest in MLPs and other Energy Infrastructure Companies with a consistently high level of dividend distributions.

      (B) PLEASE ALSO CLARIFY THE MEANING AND RELEVANCE OF THE REFERENCES TO "FEE-FOR-SERVICE INCOME" AND A LIMIT ON "CYCLICAL ENERGY EXPOSURE" BASED ON THE MORE DETAILED EXPLANATION DISCLOSED LATER IN THE PROSPECTUS.

      Response: As set forth in our response to comment 3(a)(i) above, we have clarified the meaning and relevance of the references to "fee-for-service income" and limit on "cyclical energy exposure" in the "Investment Philosophy and Process" section of the "Prospectus Summary".

4. INVESTMENT OBJECTIVE AND POLICIES

      THE PROSPECTUS STATES, AT PAGE 2, THAT THE FUND SEEKS HIGH "AFTER-TAX TOTAL RETURN." FOR THESE PURPOSES, TOTAL RETURN INCLUDES DISTRIBUTIONS ON THE FUND'S PORTFOLIO SECURITIES "REGARDLESS OF THE TAX CHARACTER OF THE DISTRIBUTIONS."

      (A) WE ARE NOT CERTAIN OF THE PRECISE MEANING OF THE TERM "AFTER-TAX TOTAL RETURN" AS IT RELATES TO THE FUND'S PRINCIPAL STRATEGIES AND POLICIES. PLEASE REVISE THE PROSPECTUS SUMMARY TO MAKE IT CLEAR HOW THE FUND EXPECTS TO SEEK HIGH TOTAL RETURN ON AN AFTER TAX BASIS.

      Response: We have removed the term "after-tax" to each of the references to "total return" in the prospectus.

      (B) THIS SECTION ALSO NEEDS TO BE REVISED TO FULLY RECONCILE THE STATEMENT THAT TOTAL RETURN INCLUDES DISTRIBUTIONS REGARDLESS OF THEIR TAX
CHARACTERIZATION WITH THE FUND'S STATED OBJECTIVE OF SEEKING HIGH TOTAL RETURN ON AN AFTER TAX BASIS.

      Response: We have modified this section of the prospectus to clarify that, while the Fund's investment objective is to seek a high level of total return with an emphasis on current distributions paid to shareholders, the Fund will invest in securities with a variety of tax characterization of its distributions, consistent with its investment strategy. The second sentence of this section has been revised as follows:

          "For purposes of the Fund's investment objective, total return includes capital appreciation of, and all distributions received from, securities in which the Fund invests, taking into account the varying tax characteristics of such securities."

      (C) AS A RELATED COMMENT, WE NOTE THAT THE PROSPECTUS STATES IN THE NEXT SECTION, UNDER THE HEADING "DISTRIBUTIONS," AT PAGE 3, THAT A PORTION OF FUND DISTRIBUTIONS MAY CONSIST OF "TAX-DEFERRED RETURN OF CAPITAL." PLEASE REVISE THE DISCUSSION OF THE FUND'S INVESTMENT OBJECTIVE IN THIS SECTION TO MAKE FULLY CLEAR THAT THE HIGH AFTER-TAX TOTAL RETURN SOUGHT BY THE FUND MAY INCLUDE A RETURN OF CAPITAL REPRESENTING THE RETURN OF A SHAREHOLDER'S ORIGINAL INVESTMENT IN THE FORM OF A DISTRIBUTION.

      Response: The penultimate paragraph in the "Investment Objective and Policy" section of the "Prospectus Summary" has been modified to add the following language:

          "The types of MLPs in which the Fund intends to invest historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If the cash distribution exceeds the taxable income reported in a particular tax year, a portion of the excess cash distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund's basis in its MLP units. Similarly, the Fund expects to distribute cash in excess of its earnings and profits to Common Shareholders, which may be treated as a return of capital to the extent of the Common Shareholders basis in the Common Shares. See "Distributions"

5. DISTRIBUTIONS

      (A) THE PROSPECTUS STATES, AT PAGE 3, THAT THE FUND INTENDS TO PAY OUT SUBSTANTIALLY ALL OF ITS DISTRIBUTABLE CASH FLOW, WHICH INCLUDES, AMONG OTHER ITEMS, "PAID IN-KIND DISTRIBUTIONS FROM MLPS OR THEIR AFFILIATES." THE PROSPECTUS STATES SUBSEQUENTLY, AT PAGE 25, THAT I-SHARES PAY OUT DISTRIBUTIONS IN THE FORM OF NEW SHARES, RATHER THAN CASH, AND THAT THE FUND MAY HOLD I-SHARES. PLEASE STATE WHETHER OR NOT, IN SUCH EVENT, THE FUND WOULD DISTRIBUTE NEW SHARES PAID OUT AS DISTRIBUTIONS ON I-SHARES TO ITS COMMON SHAREHOLDERS. PLEASE ALSO STATE WHETHER OR NOT THE IN-KIND DISTRIBUTIONS MENTIONED AT PAGE 3 INCLUDE DISTRIBUTIONS ON I-SHARES AND, IN ADDITION, BRIEFLY DESCRIBE OTHER EXAMPLES OF PAID IN-KIND DISTRIBUTIONS FROM MLPS OR THEIR AFFILIATES AND THEIR LIKELY IMPACT, IF ANY, ON THE INTERESTS OF COMMON SHAREHOLDERS.

      Response: We have modified the prospectus, at page 3, to clarify that the in-kind distributions from MLP affiliates include I-Shares. We have also modified the "Prospectus Summary" and the prospectus, under "Distributions", to state that the Fund would not distribute new I-shares paid out as in-kind distributions from I-Shares to the Common Shareholders. However, as set forth in these section of the prospectus, unless a shareholder elects to receive distributions in cash, distributions will be used to purchase additional Common Shares of the Fund pursuant to the Dividend Reinvestment Plan.

      (B) THIS SECTION NEEDS TO BE REVISED TO CLARIFY THE MEANING AND FINANCIAL IMPLICATIONS TO SHAREHOLDERS OF A "TAX-DEFERRED RETURN OF CAPITAL." PLEASE SPECIFICALLY STATE THAT A "RETURN OF CAPITAL" (1) REPRESENTS THE RETURN OF A SHAREHOLDER'S ORIGINAL INVESTMENT IN FUND SHARES, NOT A DIVIDEND FROM ITS EARNINGS AND PROFITS, AND (2) REDUCES THE COST BASIS (PURCHASE PRICE) OF THESE SHARES FOR TAX PURPOSES, THEREBY SUBJECTING A SHAREHOLDER TO HIGHER TAXES WHEN THE SHARES ARE SOLD OR OTHERWISE DISPOSED OF.

      Response: We have modified the prospectus under the heading
"Distributions," at page 3, to make fully clear that the high after-tax total return sought by the Fund may include a tax-deferred return of capital, which will correspondingly reduce a shareholder's basis in its common shares. The discussion in this section has been revised as follows:

          "Due to the tax treatment under current law of cash distributions made by MLPs in which the Fund may invest, a portion of distributions the Fund anticipates making to Common Shareholders may consist of tax-deferred return of capital. To the extent that distributions exceed the Fund's earnings and profits, distributions are generally not treated as taxable income for the investor. Instead, the Fund's Common Shareholders will experience a reduction in the basis of their shares, which may increase the capital gain, or reduce capital loss, realized upon the sale of such shares.

          Section 19(a) of the 1940 Act and Rule 19a-1 thereunder requires the Fund to provide a written statement accompanying payment from any source other than income that adequately discloses the source or sources of such payment. Thus, if the Fund's capital was the source of a distribution and the payment amounted to a return of capital, the Fund would be required to provide a written notice to that effect. The amount of the Fund's distribution that constitutes a return of capital represents a return of a Common Shareholder's original investment in the Common Shares. Accordingly, Common Shareholders should carefully read any written disclosure accompanying a distribution and shot note assume that the source of payment is our income."

      (C) PLEASE MOVE THE INFORMATION ABOUT THE FUND'S INITIAL DISTRIBUTION TO THE FRONT OF THE PROSPECTUS AND MAKE IT MORE PROMINENT.

      Response: We have modified the prospectus to provide information about the Fund's initial distribution to the front corner of the prospectus in bold text, as follows:

            Distributions. The Fund intends to pay monthly distributions to shareholders out of legally available funds. Distributions, if any, will be determined by the Fund's Board of Trustees. THE FUND EXPECTS TO DECLARE ITS INITIAL DISTRIBUTION APPROXIMATELY 45-60 DAYS FOLLOWING THE COMPLETION OF THIS OFFERING AND PAY SUCH INITIAL DISTRIBUTION APPROXIMATELY 60-90 DAYS AFTER COMPLETION OF THIS OFFERING, DEPENDING ON MARKET CONDITIONS. There is no assurance we will continue to pay regular distributions or that we will do so at a particular rate. See "Distributions" and "Tax Matters."

6. HEDGING AND STRATEGIC TRANSACTIONS

      (A) PLEASE REVISE THIS SECTION TO MAKE IT MORE CLEAR AND MEANINGFUL TO INVESTORS. PLEASE, IN PARTICULAR, BRIEFLY DISCUSS THE SPECIFIC PORTFOLIO MANAGEMENT TECHNIQUES THE FUND EXPECTS TO USE, AND THE EXTENT TO WHICH THE FUND EXPECTS TO USE THEM, INCLUDING INVESTMENTS IN DERIVATIVE INSTRUMENTS. THE

CURRENT DISCLOSURE OF THESE MATTERS INDICATES THAT THE FUND MAY ENGAGE IN A NUMBER OF DIFFERENT ACTIVITIES, BUT DOES NOT STATE WHETHER OR THE EXTENT TO WHICH THE FUND EXPECTS TO DO SO OR REFER TO OTHER PARTS OF THE PROSPECTUS WHERE MORE DETAILED INFORMATION IS PROVIDED. IN RESPONDING TO THIS COMMENT, PLEASE ALSO CONSIDER THE VIEWS OF THE DIVISION ON DERIVATIVES-RELATED DISCLOSURE SET FORTH IN A LETTER DATED JULY 30, 2010, TO THE INVESTMENT COMPANY INSTITUTE.

      Response: We have modified the disclosure in the "Prospectus Summary - Hedging and Strategic Transactions" and "The Fund's Investments - Investment Practices" sections of the prospectus to state the activities that the Fund expects to engage in - specifically referencing the expected use of covered call options, currency transactions and interest rate hedges. We have added a cross reference to the other parts of the prospectus and Statement of Additional Information where additional detail is provided.

      (B) PLEASE DISCLOSE HOW THE FUND'S USE OF THESE INSTRUMENTS AND TRANSACTIONS, INCLUDING INVESTMENTS IN DERIVATIVES, WILL BE TREATED FOR PURPOSES OF THE FUND'S INVESTMENT POLICY TO INVEST 80% OF ITS MANAGED ASSETS IN SECURITIES OF ENERGY INFRASTRUCTURE COMPANIES.

      Response: We have modified the prospectus to clarify that the notional amount of the Fund's investments in these instruments and transactions, including investments in derivatives, will be counted towards the Fund's policy to invest 80% of its Managed Assets in securities of Energy Infrastructure Companies.

7. SUMMARY OF FUND EXPENSES

      (A) PLEASE INCLUDE A BRIEF NARRATIVE EXPLANATION OF THE PURPOSE OF THE TABLE IMMEDIATELY FOLLOWING THE TABLE. SEE GEN'L INSTR. 1 TO ITEM 3 OF FORM N-2.

      Response: Pursuant to General Instruction 1 to Item 3 of Form N-2, we have included a narrative explanation relating to the purpose of the table immediately following the expense table, as follows:

          "The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly. The expenses shown in the table under "Total annual expenses" assume that the Fund issues approximately Common Shares. If the Fund issues fewer shares, "Total annual expenses" will be higher. See "Management of the Fund" and "Dividend Reinvestment Plan."

      (B) PLEASE REVISE THE LAST SENTENCE OF THE NARRATIVE INTRODUCTION BY INSERTING "FOR THE CURRENT FISCAL YEAR" AFTER THE WORD "TABLE" AND DELETING "AND RELATED FOOTNOTES" IMMEDIATELY THEREAFTER. IN ADDITION, SINCE THE FUND INTENDS TO LEVERAGE WITH BORROWINGS, AND THERE ARE NO RELATED OFFERING EXPENSES, PLEASE

DELETE THE LINE ITEM FOR SUCH OFFERING EXPENSES AND FOOTNOTE 2 OF THE SHAREHOLDER TRANSACTION SECTION OF THE TABLE. PLEASE ALSO DELETE THE CITE TO FOOTNOTE 2 IN THE "OTHER EXPENSES" LINE ITEM OF THE ANNUAL EXPENSE SECTION OF THE TABLE.

      Response: We have revised the narrative introduction and deleted the line items and footnotes to the "Summary of Fund Expenses" table as specified in your request.

      (C) BECAUSE THE FUND INTENDS TO LEVERAGE, PLEASE DELETE FOOTNOTE 4, WHICH ASSUMES NO LEVERAGE WILL BE USED.

      Response: We have deleted footnote 4 to the "Summary of Fund Expenses" table as specified.

      (D) PLEASE INCLUDE THE WORD EXAMPLE AS IT APPEARS IN THE TABLE ILLUSTRATED IN ITEM 3 OF FORM N-2. THE ASTERISK NEXT TO THE CURRENT EXPLANATION OF THE EXAMPLE THAT APPEARS IMMEDIATELY AFTER TABLE, AS WELL AS THE LAST SENTENCE OF THE EXPLANATION, BOTH OF WHICH APPEAR TO RELATE BACK TO FOOTNOTE 4, SHOULD BE DELETED. PLEASE ALSO REVIEW THE INSTRUCTIONS TO ITEM 3, INCLUDING INSTRUCTION 10, AND REVISE THE NARRATIVE EXPLANATION OF THE EXAMPLE AS OTHERWISE NEEDED TO FULLY COMPLY WITH THEM.

      Response: We included the word "Example" as it appears in the table illustrated in Item 3 of Form N-2. We have revised the narrative explanation of the example pursuant to Item 3, Instruction 10, which incorporates the asterisk next to the current explanation, as follows:

          "The following example illustrates the expenses (including the sales
          load of $     and estimated offering expenses of this offering of
          $      ) that you would pay on a $1,000 investment in Common Shares,
          assuming (1) total net annual expenses of    % of net assets
          attributable to Common Shares and (2) a 5% annual return."*


8. PORTFOLIO COMPOSITION - MASTER LIMITED PARTNERSHIPS

      THE PROSPECTUS STATES, AT PAGE 34, THAT THE FUND WILL DIRECTLY INVEST UP TO 25% OF ITS MANAGED ASSETS IN CERTAIN PUBLICLY-TRADED MLPS - OR A HIGHER AMOUNT AS PERMITTED BY APPLICABLE TAX DIVERSIFICATION RULES. SINCE WE UNDERSTAND THAT CURRENT RULES ONLY PERMIT SUCH INVESTMENTS UP TO 25%, PLEASE REVISE THIS SECTION TO INDICATE THAT THE FUND MAY INVEST A GREATER AMOUNT ONLY AS PERMITTED IN THE FUTURE OR BRIEFLY EXPLAIN HOW IT MAY BE PERMISSIBLE UNDER CURRENT RULES.

      Response: We have revised applicable sections of the prospectus and SAI to indicate that the Fund may directly invest its Managed Assets in equity or debt securities of MLPs in amount equal to "up to 25% (or such higher amount as permitted by any future tax diversification rules)."

9. UNDERWRITING

      (A) THE SECTION TITLED "UNDERWRITING -- OTHER RELATIONSHIPS," AT PAGE 55-56, SHOULD BE REVISED TO MORE CLEARLY AND FULLY DESCRIBE THE PARTICULAR SERVICES TO BE PROVIDED BY CERTAIN UNIDENTIFIED PARTIES THAT WILL BE PAID BY THE ADVISOR AND SUB-ADVISOR IN THE FORM OF AN "UP-FRONT FEE," A "STRUCTURING FEE," AND "MARKETING AND STRUCTURING FEES." PLEASE ALSO EXPRESSLY STATE WHETHER OR NOT FINRA WOULD CONSIDER SUCH PAYMENTS TO CONSTITUTE UNDERWRITING COMPENSATION. SEE ITEMS 5.3(I) AND (II) OF FORM N-2 AND THE FOLLOWING INSTRUCTION.

      Response: We have revised the section "Underwriters - Additional Compensation to be Paid by the Advisor and Sub-Advisor" to clarify the particular services to be provided by certain parties that will be paid by the Advisor and Sub-Advisor in the form of "structuring" and "syndication" fees. We have additionally provided information in this section indicating that such fees are considered underwriting compensation determined in accordance with FINRA rules.

      (B) PLEASE ALSO REVISE THE SECTION TO MORE CLEARLY AND FULLY DESCRIBE THE PARTICULAR SERVICES TO BE PROVIDED BY CERTAIN QUALIFIED UNDERWRITERS THAT WILL BE PAID BY THE ADVISOR AND SUB-ADVISOR IN THE FORM OF A "SALES INCENTIVE," "STRUCTURING FEE," OR SOME OTHER "ADDITIONAL COMPENSATION." PLEASE ALSO EXPRESSLY STATE WHETHER OR NOT FINRA WOULD DEEM SUCH PAYMENTS TO CONSTITUTE UNDERWRITING COMPENSATION. SEE ITEM 5.3.(I) AND (II) AND THE FOLLOWING INSTRUCTION.

      Response: Please refer to the response to Comment 8 above.

                      STATEMENT OF ADDITIONAL INFORMATION

10. THE FUND IS A "NON-DIVERSIFIED" COMPANY. HOWEVER, THE TERMS OF THE FUND'S FIRST FUNDAMENTAL POLICY STATED IN THE SAI CLOSELY RESEMBLE "A DIVERSIFIED COMPANY" WITHIN THE MEANING OF SECTION 5(B)(1) OF THE 1940 ACT. ACCORDINGLY, PLEASE EXPLAIN TO US WHY THIS FUNDAMENTAL POLICY DOES NOT APPLY TO REQUIRE THE FUND TO BE CLASSIFIED AS A "DIVERSIFIED COMPANY" UNDER THE 1940 ACT OR REVISE THE PROSPECTUS AND SAI, AS APPROPRIATE, TO CLARIFY THE MATTER.

      Response: The Fund has determined to delete this first paragraph as part of the Fund's fundamental policies and has accordingly deleted such language in the SAI.

11. PLEASE REVISE THE STATEMENT OF FUNDAMENTAL POLICIES NUMBERED 3, 4, 5, AND 6 WITH REGARD TO BORROWING, ISSUANCE OF SENIOR SECURITIES, UNDERWRITING, AND LENDING TO STATE WHAT IS CURRENTLY PERMITTED.

      Response: We have revised the fundamental policies with regard to borrowing, issuance of senior securities, underwriting, and lending as specified above.

12.      CONCENTRATION POLICY

      PLEASE REVISE THE STATEMENT OF THE FUND'S CONCENTRATION POLICY TO STATE EXPRESSLY WHETHER THE FUND WILL OR WILL NOT CONCENTRATE IN ANY PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES. THE POLICY CURRENTLY STATES THAT THE FUND WILL NOT CONCENTRATE, EXCEPT AS PERMITTED BY THE 1940 ACT. THE 1940 ACT WOULD PERMIT THE FUND TO CONCENTRATE, BUT WOULD NOT PERMIT FREEDOM OF ACTION TO SHIFT BETWEEN A CONCENTRATED AND NON-CONCENTRATED STATUS.

      Response: We have revised the concentration policy referenced in the Fund's SAI as follows:

          "Except for the Fund's concentration of Energy Infrastructure Companies, concentrate the Fund's investments in any other particular "industry" as that term is used in the 1940 Act and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time."


13.      MANAGEMENT OF THE FUND -UNITARY BOARD LEADERSHIP STRUCTURE

      PLEASE INCLUDE A STATEMENT IN THE THIRD FULL PARAGRAPH OF THIS SECTION, AT PAGE 30, TO EXPLAIN WHY THE BOARD DETERMINED THAT THE UNITARY BOARD AND COMMITTEE STRUCTURE WERE APPROPRIATE, INCLUDING THE PARTICULAR CHARACTERISTICS OF THE FUND AND FIRST TRUST COMPLEX SUPPORTING THAT DETERMINATION.

      Response: We believe that we have already included a statement in the second full paragraph of this section to explain why the Board has determined that a unitary board and committee structure is appropriate, including the characteristics of the Fund and First Trust complex supporting that determination, as follows:

          "Because of the similar and often overlapping issues facing the First Trust Funds, including among the First Trust Closed-end Funds, the Board of the First Trust Funds believes that maintaining a unitary board structure promotes efficiency and consistency in the governance and oversight of all First Trust Funds and reduces the costs, administrative burdens and possible conflicts that may result from having multiple boards. In adopting a unitary board structure, the Trustees seek to provide effective governance through establishing a board the overall composition of which, as a body, possesses the appropriate skills, diversity, independence and experience to oversee the Funds' business."

                                    GENERAL

14. WE NOTE THAT CERTAIN REQUIRED AND OTHER INFORMATION HAS BEEN OMITTED FROM THE INITIAL REGISTRATION STATEMENT. WE MAY HAVE COMMENTS ON THESE OMITTED ITEMS

OR OTHER MATERIAL ADDED BY PRE-EFFECTIVE AMENDMENT, INCLUDING INFORMATION PROVIDED IN RESPONSE TO OUR COMMENTS.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                          Very truly yours,

                                          CHAPMAN AND CUTLER LLP


                                          By   /s/ Walter Draney
                                             ------------------------
                                                 Walter Draney


Enclosures